787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc.

Securities Act File No. 333-220232; Investment Company Act File No. 811-04700

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The Fund responded to the comments of the staff of the Securities and Exchange Commission to the Registration Statement in separate letters filed on October 6, 2017 and October 20, 2017.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Andrea Mango, Esq., The Gabelli Equity Trust Inc

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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